EXHIBIT 99.4

Fusion Fuel Announces Appointments of Zachary Steele and Jason Baran as Heads of US Operations

DUBLIN, Ireland, Jan. 03, 2022 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO) ("Fusion Fuel"), an emerging leader in the green hydrogen sector, announced the appointments of Zachary Steele and Jason Baran as Co-Presidents of the Company’s wholly owned subsidiary, Fusion Fuel USA. In addition, they will also be joining Fusion Fuel’s Executive Committee. In their roles, Mr. Steele and Mr. Baran will be responsible for building out the business development team in the United States, as well as establishing Fusion Fuel’s commercial footprint.

Prior to joining Fusion Fuel, Steele and Baran served as CEO and CFO, respectively, of Pacific Traverse Energy (“PTE”), an energy-focused infrastructure development company based in Vancouver. Most recently they were responsible for the development of the Cedar LNG Project in partnership with the Haisla Nation in Kitimat, British Columbia, which is the first majority indigenous-owned LNG export facility in Canada and will also be one of the cleanest in the world, using renewable energy as its source of power. Cedar LNG, which expects to take FID in 2023, has a gross project cost of $2.4 billion and will deliver an output of 3 million metric tons per annum. Mr. Steele served as the Vice Chairman and CEO and Mr. Baran was Board Member and CFO of Cedar LNG. In June 2021, PTE sold their interest in the Cedar project to Pembina Pipeline Corporation.

“We are thrilled to be joining Fusion Fuel and to be tasked with building our business here in North America,” offered Steele. “Many parts of the continent are extremely well-suited for our integrated solar-to-hydrogen solution, and we are excited to stake our claim to what we believe will ultimately become a very large market for green hydrogen. Mr. Baran added, “In a little over a year as a public company, Fusion Fuel has already made significant strides, having validated the performance of its best-in-class electrolysis solution, commenced the development of its fully-automated production facility, and signed a contract for the first third-party sale of its technology. It’s an honor to be joining the team at this critical juncture, especially at a time when both the public and private sectors are starting to look at green hydrogen as a key pillar of their decarbonization strategies.”

Jeffrey Schwarz, Chairman of Fusion Fuel, commented on the appointment: “Zach and Jason represent key additions for the company as we continue to execute on our strategy to establish Fusion Fuel as a global player in the hydrogen space. They bring an extensive track record as senior executives in building multi-disciplinary teams and developing complex businesses across the energy sector, most recently with their successful exit from the Cedar LNG project. Their experience in the LNG space is particularly relevant as many of the large North American LNG players have begun to look at ammonia and hydrogen as part of a broader transition to net zero by 2050. We believe Zach and Jason are extremely well-positioned to help us achieve our vision and we are confident they will not only be instrumental in building a meaningful presence in North America but will also serve as a valuable resource for our commercial teams globally.”

About Fusion Fuel Green PLC

Fusion Fuel is an emerging leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, clean hydrogen technology. Fusion has created a revolutionary, integrated solar-to-hydrogen solution that enables off-grid production of hydrogen with zero carbon-emissions. Fusion Fuel’s business lines include the sale of electrolyzer technology to customers interested in building their own green hydrogen production, the development of turnkey hydrogen plants to be owned and operated by Fusion Fuel, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements. For more information, please visit https://www.fusion-fuel.eu

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that Fusion Fuel believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements are subject to risks (including those set forth in Fusion Fuel’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 14, 2021) and uncertainties which could cause actual results to differ from the forward-looking statements. Any forward-looking statement made by Fusion Fuel herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for Fusion Fuel to predict all of them. Fusion Fuel undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations Contact
ir@fusion-fuel.eu